Filed pursuant to Rule 424(b)(5)
Registration No. 333-55656
Prospectus Supplement to Prospectus dated March 6, 2001.

1,750,000 Shares

Cleco Corporation

Common Stock

       Cleco Corporation is offering 1,750,000 shares to be sold in the offering.

       The common stock is listed on the New York Stock Exchange under the symbol “CNL”. The last reported sale price of the common stock on the New York Stock Exchange on November 9, 2004 was $19.01 per share.

       See “Risk Factors” beginning on page S-9 of this prospectus supplement to read about some of the factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$18.5000	$32,375,000
Underwriting discount	$0.6475	$1,133,125
Proceeds, before expenses, to Cleco	$17.8525	$31,241,875

       To the extent the underwriter sells more than 1,750,000 shares of common stock, the underwriter has the option to purchase up to an additional 250,000 shares from Cleco at the initial price to public less the underwriting discount.

       The underwriter expects to deliver the shares of common stock against payment in New York, New York on November 15, 2004.

Goldman, Sachs & Co.

Prospectus Supplement dated November 9, 2004.

       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with any additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement or the accompanying prospectus is current only as of the date of this prospectus supplement or the accompanying prospectus, as the case may be, and any information incorporated by reference is current only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

       This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities we are offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the securities we are offering. You should read this prospectus supplement along with the accompanying prospectus. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

       Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Cleco,” “we,” “us” and “our” or similar terms are to Cleco Corporation, its predecessors and its subsidiaries.

SUMMARY

       This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement, including the risk factors, the accompanying prospectus and the documents incorporated by reference. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriter’s over-allotment option.

CLECO CORPORATION

       We are a regional energy services company operating principally through Cleco Power LLC, our subsidiary that conducts our traditional electric utility business, and Cleco Midstream Resources LLC, our subsidiary that conducts our merchant energy business.

Cleco Power

       Cleco Power provides integrated electric utility services, including generation, transmission and distribution, to approximately 264,000 retail and wholesale customers in 104 communities in a 14,000 square-mile region in central and southeastern Louisiana. Cleco Power is an electric utility regulated by the Louisiana Public Service Commission (LPSC) and the Federal Energy Regulatory Commission (FERC). As of September 30, 2004, Cleco Power’s aggregate net electric generating capacity was 1,359 megawatts (MW), of which 64.5% was fueled by natural gas and oil and 35.5% was fueled by coal and lignite. In May 2004, Cleco Power and Calpine Energy Services, L.P. (CES) executed a one-year agreement for Cleco Power to purchase 500-MW of capacity and energy from CES, which agreement is scheduled to begin on January 1, 2005 and is subject to certification approval by the LPSC. Cleco Power also has three power purchase contracts for 760-MW of capacity, all but 100-MW of which expire on December 31, 2004. Cleco Power has created an Integrated Resource Planning (IRP) team to evaluate future generation supply options for 2006 and beyond. As of September 30, 2004, Cleco Power’s transmission system included 69 active substations and 1,209 circuit miles of 69 kilovolt or greater lines, and its distribution system included 224 active substations and 11,172 circuit miles of 34.5 kilovolt or other lines.

       Cleco Power sold 6,724 million kilowatt hours of power to its retail customers in the first nine months of 2004. Approximately 40.1% of this power was sold to residential customers, 20.7% to commercial customers, 32.1% to industrial customers, 6.6% to other customers and 0.5% was unbilled. Cleco Power currently operates under a rate stabilization plan scheduled to expire in September 2005. The plan allows Cleco Power to retain all earnings equating to a regulatory return on equity up to and including 12.25% on its regulated utility operations. Any regulated earnings that result in a return on equity over 12.25% and up to and including 13% must be shared equally between Cleco Power and its customers. This effectively allows Cleco Power the opportunity to realize a regulatory return on equity of up to 12.625%. Any regulated earnings above 13% must be fully refunded to Cleco Power’s customers.

       In July 2004, we announced that Cleco Power had reached a preliminary settlement of its pending fuel audit and related trading issues with the LPSC staff and with intervenors in the fuel audit proceeding. The settlement also includes settlement of the claims made by several Cleco Power customers in a lawsuit filed in the 27th Judicial District Court, Parish of St. Landry, State of Louisiana. The settlement was subject to approval by the LPSC (which has since been received) and dismissal with prejudice of the St. Landry Parish lawsuit and the release of all claims related to the lawsuit. A hearing to have the 27th Judicial District Court approve the dismissal has been set for November 15, 2004. The settlement calls for Cleco Power to refund $16.0 million to its retail customers. The specific timing of the distribution of the refund is contingent upon dismissal of the St. Landry Parish lawsuit; however, the refund is expected to be completed by late December 2004. Cleco Power agreed as part of the settlement to make certain fuel adjustment clause filings and affiliate reports with the LPSC, to adopt a reasonable compliance monitoring program and to review with the LPSC Staff its affiliate code of conduct in order to make recommendations to expand the code of conduct. Cleco Power’s 2004 second quarter pre-tax earnings were reduced by $10.0 million due to the settlement, which represents the amount of the customer refund and intervenors’ attorneys fees associated with the settlement, less amounts previously recorded in conjunction with issues covered by the settlement.

Cleco Midstream

       Cleco Midstream is a subsidiary with operations in Louisiana and Texas that are not regulated by the LPSC or the Public Utility Commission of Texas. Cleco Midstream owns and operates two wholesale electric generation stations and invests in a joint venture that owns and operates a single wholesale electric generation station. As of September 30, 2004, Cleco Midstream owned approximately 2,100-MW of electric generating capacity, including a 718-MW plant the sale of which is pending. Cleco Midstream’s principal businesses are:

•	Cleco Evangeline LLC, which owns and operates a 775-MW, combined-cycle, natural gas-fired electric generation facility in St. Landry, Louisiana, which commenced commercial operations in July 2000. Cleco Evangeline has entered into a 20-year tolling agreement with Williams Power Company (formerly Williams Energy Marketing & Trading Company) (Williams Power) with respect to 100% of the output from the facility.

•	Perryville Energy Holdings LLC (PEH), which indirectly owns and operates, through its wholly owned subsidiary Perryville Energy Partners, L.L.C. (PEP), a 718-MW, natural gas-fired electric generation facility near Perryville, Louisiana (Perryville Power Station). During 2003, the carrying value of the Perryville Power Station was reduced resulting in Cleco recording impairment charges of $148.0 million ($91.0 million after tax). In January 2004, PEP entered into an agreement (Sale Agreement) to sell the Perryville Power Station to Entergy Louisiana, Inc. (Entergy Louisiana), a subsidiary of Entergy Corporation, for $170.0 million, subject to certain adjustments. The Sale Agreement was amended by PEP and Entergy Louisiana in October 2004 to exclude certain jurisdictional assets in order to eliminate the need to obtain FERC approval of the transaction under Section 203 of the Federal Power Act (the Alternative Structure). As part of the transaction, PEP and PEH filed voluntary petitions in the U.S. Bankruptcy Court for the Western District of Louisiana in Alexandria (Bankruptcy Court) for protection under Chapter 11 of the U.S. Bankruptcy Code. The sale of the Perryville Power Station utilizing the Alternative Structure is subject to various approvals and conditions, including regulatory and Bankruptcy Court approvals and conditions and approval by Entergy Louisiana in its sole discretion, and is expected to be completed by the third quarter of 2005.

•	Acadia Power Holdings LLC, which owns 50% of Acadia Power Partners LLC (APP). APP is a joint venture with Calpine Corporation that constructed a 1,160-MW, combined-cycle, natural gas-fired electric generation facility near Eunice, Louisiana. Power Blocks 1 and 2 (580-MW each) of the facility commenced commercial operations in July 2002 and August 2002, respectively. APP has entered into two 20-year tolling agreements with CES; one with respect to 100% of the output from Power Block 1 and the other with respect to 100% of the output from Power Block 2.

In a series of written notices commencing in May 2004, CES notified APP that CES was invoking certain rights regarding dispute resolution under the two tolling agreements and requesting that APP conduct a simultaneous capacity test of both Power Blocks in the manner specified in CES’s written notices. CES notified APP that it may withhold up to one-half of the monthly payments due APP under the tolling agreements, and may take other action, including unwinding Calpine’s interest in APP, terminating the tolling agreements, asserting claims against Cleco Power for allegedly flawed interconnection studies, and/or seeking reimbursement for the alleged overpayment of capacity fees from August 2003. CES has indicated that the dispute is primarily based upon transmission constraints that, according to CES’s allegations, limit CES’s ability to deliver APP’s capacity and energy to the wholesale market. On September 27, 2004, CES sent a letter to APP claiming to be a notice of default under the tolling agreements. In the letter, CES claimed that APP’s refusal to conduct the requested simultaneous capacity test is a default under the tolling agreements. Although CES did not expressly so state, Cleco believed that CES might attempt to use the test results as an alleged basis to reduce its monthly payments to APP under the tolling agreements. APP performed the requested simultaneous test under protest on October 12, 2004, while reserving all of its rights to assert that such capacity test is not required by the testing provisions of the tolling agreements and does not entitle CES to any reduction in its monthly capacity payments to APP. The test results were as follows: standard capacity (525-MW for each Power Block) test results were comparable to previous tests and were within the parameters of the tolling agreements. Supplemental capacity (capacity above 525-MW for each Power Block that requires supplemental equipment to achieve such output) testing was suspended due to a minor mechanical problem with one of the Power Blocks. Pursuant to the terms of the tolling agreements, CES and APP each have the right, under current conditions, to require up to four capacity tests in any given contract year. Under the tolling agreements, binding arbitration is a means of resolving certain aspects of the alleged dispute, although neither party has invoked arbitration to date. APP and CES are discussing transmission availability issues with the regional transmission providers. There is no assurance that these discussions will resolve any of CES’ allegations of transmission constraints. Through October 2004, CES has continued to remit full payment (other than the periodic withholding of disputed billing amounts) of the monthly tolling fees to APP. For the twelve months ended September 30, 2004, Cleco’s 50% ownership interest in APP’s net income was $27.3 million and cash distributions by APP to Cleco were $40.1 million.

       In June 2004, management agreed to sell substantially all of the assets of Cleco Energy LLC (Cleco Energy), a subsidiary of Cleco Midstream, and discontinue Cleco Energy’s natural gas marketing, pipeline, and oil and gas production operations after the sale. In September 2004, Cleco Energy sold its oil and gas production properties. Cleco Energy has entered into an agreement to sell its natural gas pipeline and marketing operations. The sale of these operations is expected to close by mid-November 2004.

       The tolling agreements discussed above are sales for resale of electric power, which are subject to the jurisdiction of the FERC and make the subsidiaries engaging in such sales, public utilities subject to the jurisdiction of the FERC. The tolling agreements generally give the tolling counterparty the right to own, dispatch and market all of the electric generation capacity of the facility. The tolling counterparty is responsible for providing its own natural gas to the facility and the tolling counterparty pays the owner of the facility a fixed and variable fee for operating and maintaining the facility.

Miscellaneous

       Subject to certain limited exceptions, we are exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935 and Rule 2 thereunder. Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226, and our telephone number at that location is (318) 484-7400.

The Offering

Common stock offered	1,750,000 shares. The underwriter has the option to purchase up to an additional 250,000 shares to cover over-allotments by the underwriter.

Shares of common stock outstanding after the offering	49,382,979 shares. If the underwriter exercises in full its over-allotment option, we will issue an additional 250,000 shares, which will result in 49,632,979 shares of common stock outstanding after the offering.

NYSE symbol	CNL.

Use of proceeds	The proceeds from the sale of the shares of our common stock in this offering are expected to be approximately $31.2 million (or approximately $35.7 million if the underwriter’s over-allotment option is exercised in full), after deducting the underwriter’s discounts but before deducting the expenses of this offering. We intend to apply the net proceeds to repay a portion of our 8 3/4% Senior Notes due June 1, 2005 at maturity. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page S-9 of this prospectus supplement and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Dividends	The payment of dividends on our common stock is subject to certain restrictions. Please read “Price Range of Common Stock and Dividends” on page S-17 of this prospectus supplement.

Summary Financial Data

       We have provided in the table below summary consolidated financial data. We have derived the statement of operations data for each of the years in the three-year period ended December 31, 2003 and for the nine months ended September 30, 2004 and 2003, and the balance sheet data as of December 31, 2003, 2002 and 2001 and September 30, 2004, from our unaudited consolidated financial statements. The data set forth below should be read together with our historical financial statements and the notes to those statements incorporated by reference into this prospectus supplement, which financial statements and related notes, other than those included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, have not been reclassified to reflect the discontinued operations of Cleco Energy described in footnote 1 below.

				Nine Months Ended
	Year Ended December 31,			September 30,

$ in thousands, except per share data	2003	2002	2001	2004	2003

				(Unaudited)
Statement of Operations Data(1):
Operating revenue, net	$803,453	$692,532	$687,221	$562,361	$628,962
Operating (loss) income	$(11,546)	$162,424	$151,669	$78,461	$(13,005)
(Loss) income from discontinued operations, net of tax(1)(2)	$(5,161)	$(8,499)	$(4,250)	$(436)	$1
Net (loss) income applicable to common stock	$(36,790)	$70,003	$68,362	$50,133	$(26,180)
Fully diluted common shares outstanding	46,820,058	48,771,864	47,763,713	47,069,652	47,169,573
Diluted (loss) earnings per share from continuing operations	$(0.68)	$1.65	$1.56	$1.05	$(0.56)
From discontinued operations(1)	$(0.11)	$(0.18)	$(0.09)	$(0.01)	$—
Net (loss) income applicable to common stock	$(0.79)	$1.47	$1.47	$1.04	$(0.56)
Cash dividends paid per share of common stock	$0.900	$0.895	$0.870	$0.675	$0.675

	At December 31,			At September 30,

$ in thousands	2003	2002	2001	2004

				(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$95,381	$114,331	$11,938	$102,450
Total property, plant and equipment, net	$1,408,784	$1,550,444	$1,204,389	$1,053,136
Assets held for sale(1)	$8,282	$16,408	$21,000	$6,077
Total assets	$2,159,426	$2,344,556	$1,767,890	$1,802,035
Short-term debt	$200,787	$315,300	$179,555	$—
Short-term debt — affiliate	$—	$—	$—	$20,231
Long-term debt due within one year	$4,918	$45,401	$30,843	$160,000
Long-term debt	$907,058	$868,684	$626,777	$450,590
Total preferred stock not subject to mandatory redemption	$18,717	$17,508	$15,988	$19,064
Total common shareholders’ equity	$482,751	$562,470	$491,966	$500,168

(1)	In June 2004, we formed two disposal groups comprised of the assets of Cleco Energy and attempted to find buyers for those assets through a solicitation process. One disposal group consists of the natural gas pipeline and marketing operations of Cleco Energy. The second disposal group consists of the oil and gas production properties of Cleco Energy. After reviewing the preliminary bids received in June 2004, management committed to a plan to sell the two disposal groups. The sale of the second disposal group was completed in September 2004. Management expects the sale of the first disposal group to be completed by mid-November 2004. In accordance with Statement of Financial Accounting Standards No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, the assets of both disposal groups are classified as held for sale in the balance sheet data in the table above. The related operations are classified as loss from discontinued operations, net of income taxes in the statement of operations data in the table above. Based on the final bids for the second disposal group, Cleco recorded a pre-tax impairment loss of $1.1 million in the second quarter of 2004, which represents the excess of the carrying value over the calculated fair value of the assets, less costs to sell. Prior period results have been reclassified from income from continuing operations to discontinued operations.

(2)	The loss on discontinued operations in 2001 includes a $2.0 million loss for the disposal of our former line construction business.

RISK FACTORS

       Investing in our common stock will provide you with an equity ownership in Cleco. As one of our shareholders, your shares will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before deciding to invest in shares of our common stock.

       If the pending sale of the Perryville Power Station to Entergy Louisiana were not to be consummated, we would likely seek another purchaser of the facility or its generation or PEP’s obligations would be resolved in its ongoing bankruptcy proceedings, any of which could result in PEP receiving significantly less value than anticipated for the facility and additional losses.

       On January 28, 2004, PEP reached an agreement to sell the Perryville Power Station to Entergy Louisiana for $170.0 million, subject to certain adjustments. The sale agreement was amended by PEP and Entergy Louisiana in October 2004 to exclude certain jurisdictional assets in order to eliminate the need to obtain FERC approval of the transaction under Section 203 of the Federal Power Act (the Alternative Structure) and to extend the closing date to a date no later than December 31, 2005. As part of the transaction, PEP entered into a power purchase agreement with Entergy Services, Inc. (Entergy Services), which has since been amended, under which Entergy Services makes certain payments to PEP and supplies natural gas to the Perryville Power Station in exchange for which Entergy Services is exclusively entitled to all of the electric generation capacity of the facility until the earlier of the closing or termination of the sale of the facility or December 31, 2004, subject to the right of Entergy Services to extend the agreement through December 31, 2005. Also on January 28, 2004 and in connection with the sale, PEP and PEH filed voluntary petitions for protection under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court. The Bankruptcy Court approved the Sale Agreement on April 23, 2004. Consummation of the sale utilizing the Alternative Structure is contingent upon Entergy Louisiana confirming to its satisfaction its ability to recover through regulatory mechanisms all of its costs in acquiring the Perryville Power Station, obtaining necessary approvals from the LPSC, the SEC and the Bankruptcy Court, final inspection by Entergy Louisiana and other customary closing conditions.

       The outstanding amounts due under the Construction and Term Loan Agreement, dated as of June 7, 2001, between PEP and KBC Bank N.V., as Agent Bank (Senior Loan Agreement) were deemed accelerated upon the bankruptcy filings of PEP and PEH. As of September 30, 2004, there was $128.9 million of outstanding principal and accrued interest payable under the Senior Loan Agreement. Cleco Corporation has provided a guarantee to pay interest and principal under the Senior Loan Agreement should PEP be unable to pay its debt service for amounts up to $3.3 million (as of September 30, 2004). As a result of the commencement of such bankruptcy cases and by virtue of the automatic stay under the U.S. Bankruptcy Code, the lenders’ ability to exercise their remedies under the Senior Loan Agreement, including, but not limited to, their ability to foreclose on the mortgage or assume ownership of the Perryville Power Station, are significantly limited and would require approval of the Bankruptcy Court.

       During 2003, the carrying value of the Perryville Power Station was reduced resulting in Cleco recording impairment charges of $148.0 million ($91.0 million after tax).

       If the sale of the Perryville Power Station to Entergy Louisiana were not to be consummated, the power purchase agreement with Entergy Services would terminate automatically. If this were to occur, we would need to seek an alternative purchaser of the facility or its generation, or allow PEP’s and PEH’s Senior Loan Agreement and other obligations to be resolved in their bankruptcy proceedings. Any of these alternatives could result in us receiving significantly less value for the Perryville Power Station and its generation than anticipated, as well as possibly causing us to record additional losses on our investment and under certain circumstances requiring us to pay $10.0 million in liquidated damages to Entergy Louisiana if the sale is not consummated.

       The ability of our counterparties to satisfy their payment obligations under key agreements relating to our merchant power plant operations has become less certain, placing a significant source of our revenue and other income at risk; failure by our counterparties to perform their obligations under these key agreements would likely have a material adverse impact on our results of operations, financial condition and cash flow.

       Our Cleco Midstream energy business derives a substantial portion of its earnings from tolling agreements relating to its power plants. These tolling agreements give the counterparties the right to own, dispatch and market all of the electric generation capacity of the respective facility in exchange for fixed and variable fees. Currently, Cleco Midstream’s equity earnings from investees are derived primarily from a tolling agreement with Williams Power, a subsidiary of The Williams Companies, Inc., and from its 50% interest in APP, which derives its revenues from two tolling agreements with CES, one of which relates to Power Block 1 of the APP electric generation facility and the other of which relates to Power Block 2 of the APP electric generation facility. PEP previously was party to a tolling agreement with a subsidiary of Mirant Corporation, which agreement was terminated in September 2003 in connection with Mirant’s Chapter 11 bankruptcy filing.

       The credit ratings of the senior unsecured debt of The Williams Companies, Inc. (Moody’s Investors Service (Moody’s) — B3; Standard & Poor’s Ratings Services (Standard & Poor’s) — B+) and Calpine Corp. (Moody’s — Caa1; Standard & Poor’s — CCC+), the respective parent companies of the counterparties under these tolling agreements, have been downgraded and/or put on negative watch by one or more credit rating agencies at least once in recent years and remain below “investment grade.” These downgrades indicate that our counterparties’ ability to perform their payment obligations under the tolling agreements may be impaired.

       In a series of written notices commencing in May 2004, CES has notified APP that CES was invoking certain rights regarding dispute resolution under the two tolling agreements between CES and APP and requesting that APP conduct a simultaneous capacity test of both Power Blocks of the APP electric generation facility in the manner specified in CES’s written notices. CES has notified APP that it may withhold up to one-half of the monthly payments due APP under the tolling agreements, and may take other action, including, without limitation, (i) unwinding Calpine’s interest in APP, (ii) terminating the tolling agreements, (iii) asserting claims against Cleco Power for allegedly flawed interconnection studies, and/or (iv) seeking reimbursement for the alleged overpayment of capacity fees from August 2003. CES has indicated that the dispute is primarily based upon transmission constraints that, according to CES’ allegations, limit CES’ ability to deliver APP’s capacity and energy to the wholesale market. On September 27, 2004, CES sent a letter to APP claiming to be a notice of default under the tolling agreements. In the letter, CES claimed that APP’s refusal to conduct the requested simultaneous capacity test is a default under the tolling agreements. Although CES did not expressly so state, Cleco believed that CES might attempt to use the test results as an alleged basis to reduce its monthly payments to APP under the tolling agreements. APP performed the requested simultaneous test under protest on October 12, 2004, while reserving all of its rights to assert that such capacity test is not required by the testing provisions of the tolling agreements and does not entitle CES to any reduction in its monthly capacity payments to APP. The test results were as follows: standard capacity (525-MW for each Power Block) test results were comparable to previous tests and were within the parameters of the tolling agreements. Supplemental capacity (capacity above 525-MW for each Power Block that requires supplemental equipment to achieve such output) testing was suspended due to a minor mechanical problem with one of the Power Blocks. Pursuant to the terms of the tolling agreements, CES and APP each have the right, under current conditions, to require up to four capacity tests in any given contract year. We can give no assurance as to the results of any such testing in the future. Under the tolling agreements, binding arbitration is a means of resolving the alleged dispute, although neither party has invoked arbitration to date. APP and CES are discussing transmission availability issues with the regional transmission providers. There is no assurance that these discussions will resolve any of CES’ allegations of transmission constraints. Through October 2004, CES has continued to remit full payment (other than the periodic withholding of disputed billing amounts) of the monthly tolling fees to APP. For the twelve months ended September 30, 2004, Cleco’s 50% ownership interest in APP’s net income was $27.3 million and cash distributions by APP to Cleco were $40.1 million.

       If CES or Williams Power were to fail to perform their obligations under their respective tolling agreements, we would lose a significant portion of our current revenue and other income which would likely have a material adverse impact on our results of operations, financial condition and cash flow. In addition, we may not be able to enter into agreements in replacement of our existing tolling agreements on terms as favorable as our existing agreements or at all. If any of the foregoing were to occur, our credit ratings could be downgraded. Our senior unsecured debt is currently rated Baa3 by Moody’s and BBB- by Standard & Poor’s, with a negative outlook in each case. The occurrence of any of the foregoing would likely be considered by the board of directors in determining the payment of future dividends on shares of our common stock.

       If the settlement of the LPSC’s audit of our utility’s recovery of fuel and purchased power expenses does not become effective, Cleco Power could be required to make a substantial refund of previously recorded revenue as a result of the audit.

       Generally, the fuel and purchased power expenses as well as certain related expenses Cleco Power incurs to provide power to its customers are recovered through fuel adjustment clauses that enable it to pass on to its customers substantially all of those expenses. The fuel adjustment clauses, one for retail service and the other for wholesale service, are regulated by the LPSC (representing approximately 96% of Cleco Power’s total fuel costs) and the FERC, respectively. In the first quarter of 2003, the staff of the LPSC commenced a periodic audit of fuel and purchased power expenses recovered under the retail service fuel adjustment clause during 2001 and 2002, although some of the LPSC staff’s inquiries in the audit have included years in addition to 2001 and 2002. Although an LPSC order issued in November 1997 requires this type of periodic audit to be performed at least every other year, this is Cleco Power’s first fuel adjustment clause audit since the order. Three parties also intervened, one of which withdrew its petition and two of which are Cleco Power customers who remain involved in the proceedings. Cleco Power has reached a settlement of the pending fuel audit and related issues with the LPSC staff and with the intervenors in the proceeding, which calls for Cleco Power to refund $16.0 million to its customers. The settlement also includes settlement of the claims made by several Cleco Power customers in a lawsuit filed in the 27th Judicial District Court, Parish of St. Landry, State of Louisiana. Effectiveness of the settlement remains contingent upon the dismissal with prejudice of the St. Landry Parish lawsuit and the release of all claims related to the lawsuit. A hearing to have the 27th Judicial District Court approve the dismissal has been set for November 15, 2004. If the dismissal and release do not occur and the settlement does not go into effect, the fuel audit proceedings will continue, and Cleco Power could be required to make a substantial refund of previously recorded revenue. For the two-year period ended December 31, 2002, Cleco Power recovered approximately $567.1 million in LPSC-jurisdictional revenue under the fuel adjustment clause relating to fuel and purchased power expenses.

       Other periodic LPSC audits could result in Cleco Power making substantial refunds of previously recorded revenue.

       Although the settlement of the LPSC’s audit of Cleco Power’s recovery of fuel and purchased power expenses would, upon becoming effective, resolve the payment of these expenses for 2001 and 2002, the LPSC is required by order to conduct such audits at least every other year. Any such audit could include periods prior or subsequent to the 2001-2002 period, and Cleco Power could be required to make a substantial refund of previously recorded revenue as a result of such an audit.

       A significant portion of Cleco Power’s power supply comes from sources other than the facilities Cleco Power currently owns, and future long-term sources of such additional power are uncertain.

       Cleco Power does not supply all of its customers’ power requirements from the generation facilities it owns and must purchase additional power from the wholesale power market. During 2003, Cleco Power met approximately 50% of its capacity and energy needs with purchased power. Three long-term power purchase agreements with Williams Power and Dynegy Power Marketing, Inc. (Dynegy Power), a subsidiary of Dynegy Inc., provided approximately 32% of Cleco Power’s capacity needs in 2003. All but

100-MW of Williams Power’s and Dynegy Power’s obligations to supply power to Cleco Power under these agreements expire on December 31, 2004.

       In 2003, Cleco Power initiated a solicitation to identify existing or new generation resources for 2005 and subsequent years, but no satisfactory proposals were received. In May 2004, Cleco Power signed a one-year contract to purchase 500-MW of capacity and energy from CES starting in January 2005. This contract is subject to certification approval by the LPSC, which approval is expected to be obtained prior to the January 1, 2005 starting date of the contract. Cleco Power has been evaluating a range of generation supply options for 2006 and beyond, including sources of long-term purchased power, acquiring additional generation facilities, self-build proposals and reconfiguring certain of its existing generation facilities. Cleco Power may not be able to obtain purchased power or generation facilities on terms comparable to those in its current power purchase agreements or at all. In addition, the LPSC may not approve any such supply option or if approved, may not allow Cleco Power to recover part or all of any additional amounts it may pay under new power purchase agreements, in obtaining new generation facilities, in reconfiguring certain of its existing generation facilities or otherwise as a result of the expiration of its existing power purchase agreements, which amounts could be substantial.

       Adverse findings or determinations in regulatory and investigatory proceedings to which we are subject could require the refunding of revenue and could result in the imposition of additional penalties and restrictions on us. Additional lawsuits could be filed relating to activities and transactions reviewed in such proceedings.

       In 2002, we identified certain energy trading activities and other transactions between Cleco Power and some of our Cleco Midstream subsidiaries. These activities consisted primarily of indirect sales of test power by Cleco Evangeline LLC to Cleco Power, other indirect acquisitions of purchased power by Cleco Power from Cleco Marketing & Trading LLC, Cleco Power’s indirect sales of power to Cleco Marketing & Trading LLC, and other transactions between Cleco Power and Cleco Marketing & Trading LLC. We determined that certain of these activities and transactions may have violated the Public Utility Holding Company Act of 1935 as well as various statutes and regulations administered by the LPSC and the FERC. In July 2003, we entered into the Stipulation and Consent Agreement with the FERC Staff with respect to these activities and transactions. Under the Stipulation and Consent Agreement, we agreed to a revocation of Cleco Marketing & Trading LLC’s market-based rate authority (with the right to reapply for market-based rate authority after one year), to make refunds of $2.1 million to Cleco Power for profits obtained through various affiliate energy marketing and trading transactions between 1999 and 2002, to make payment of a $0.8 million civil penalty to the FERC, and to a three-year compliance program, as well as to abide by other restrictions and mandatory plans.

       The LPSC initiated formal proceedings, which became part of Cleco Power’s fuel audit, to investigate these activities and transactions. A lawsuit was filed in the 27th Judicial District Court, Parish of St. Landry by several Cleco Power customers relating to these activities and transactions. If the St. Landry Parish lawsuit is dismissed with prejudice and all claims related to the lawsuit are released, Cleco Power’s preliminary settlement would resolve these matters. However, if the dismissal of the lawsuit and the related releases do not occur, the fuel audit proceedings will continue, and the LPSC could require the refunding of revenue relating to the activities and transactions and could impose penalties and restrictions on us in excess of those contemplated by the preliminary settlement as a result of their findings with respect to these activities and transactions. Moreover, if reinstated, the LPSC investigation could result in determinations of violations in addition to those described above. There can be no assurance that additional lawsuits will not be filed by Cleco Power customers relating to the activities and transactions investigated in the FERC investigation and the fuel audit.

       The expiration of Cleco Power’s rate stabilization plan, as extended through September 2005, could result in a reduction in Cleco Power’s regulated rate of return, which is the primary basis for its earnings.

       Cleco Power’s retail power rates for residential, commercial and industrial customers and other retail sales are regulated by the LPSC. Under a rate stabilization plan approved by the LPSC, Cleco

Power is allowed to realize a regulatory return on equity of up to 12.625%, with returns above that level being refunded to customers in the form of billing credits. In March 2004, the LPSC granted a one-year extension of the expiration of the plan, without modification, from September 2004 to September 2005. Upon expiration of the extended plan, the LPSC could reduce Cleco Power’s regulated rate of return in establishing a new plan or modifying the existing plan, which would reduce our base revenue and profitability.

       The nonperformance by counterparties under agreements by which Cleco Power obtains a significant portion of its purchased power could result in an increase in the price at which we provide that power, and the LPSC may not allow Cleco Power to recover part or all of any additional amounts it may pay to obtain replacement power.

       If either Williams Power or Dynegy Power fails to provide power to Cleco Power in accordance with their power purchase agreements, Cleco Power would likely have to obtain replacement power at then-prevailing market prices to meet its customers’ demands. The power market can be volatile, and the prices at which Cleco Power would obtain replacement power could be higher than the prices it currently pays under the power purchase agreements. The LPSC may not allow Cleco Power to recover, through an increase in rates or through its fuel adjustment clause, part or all of any additional amounts it may pay in order to obtain replacement power.

       Our costs of compliance with environmental laws, regulations and permits are significant and the cost of compliance with new environmental laws, regulations and permits could be significant and reduce our profitability.

       Our businesses are subject to extensive environmental regulation by federal, state and local authorities. We are required to comply with numerous environmental laws and regulations, and to obtain and to comply with numerous governmental permits, in operating our facilities. In addition, existing environmental laws, regulations and permits could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. We may incur significant additional costs to comply with these revisions, reinterpretations and requirements. If we fail to comply with these revisions, reinterpretations and requirements, we could be subject to civil or criminal liabilities and fines.

       In October 2003, the Texas Commission on Environmental Quality (TCEQ) notified Cleco that it had been identified as a potentially responsible party (PRP) for the San Angelo Electric Service Company (SESCO) facility in San Angelo, Texas. The facility operated as a transformer repair and scrapping facility from the 1930s until 2003, and both soil and groundwater contamination exist at the site and in surrounding areas. Based on its then-available information, Cleco Power accrued a minimal amount for its potential liability for the site in November 2003. In September 2004, Cleco Power received documentation indicating that Cleco Power may have sent a greater number of transformers to SESCO for repair, refurbishing and/or recycling than previously believed. The investigation of SESCO’s historical records is still ongoing. The results of any investigation could show that Cleco Power’s dealings with SESCO were more extensive than the new documentation indicates. Additional investigations are being conducted by a group of PRPs to determine what additional remediation activities are required at the site and to identify all PRPs. It is likely that Cleco Power together with other PRPs will be required to contribute to the past and future cost of the investigation and remediation of the site. The ultimate cost of remediation of the site, Cleco Power’s share of such cost and the timing of any accrual that Cleco Power may be required to take in connection with this matter cannot be estimated at this time. It is possible, however, that Cleco’s share of such cost could be significant and could have a material adverse impact on its results of operations, financial condition and cash flow.

       In October 2004, Cleco Power received an informal notice that the Environmental Protection Agency (EPA) may conduct a review of Cleco Power’s coal-fired generation facilities under Section 114 of the Clean Air Act. The purpose of such a review would be to determine whether Cleco Power has complied with applicable EPA new source review requirements in connection with capital expenditures, modifications or operational changes Cleco Power has made at the facilities. Cleco Power is currently in discussions with the EPA concerning the possible review. It is unknown at this time whether the EPA will decide to go forward with the review, and if it does, whether the review will have a material adverse impact on Cleco’s financial condition, results of operations or cash flows.

       We are a holding company, and our ability to meet our debt obligations and pay dividends on our common stock is dependent on the earnings of our subsidiaries and the distribution of such earnings to us in the form of dividends or distributions.

       We are a holding company and we conduct our operations primarily through our subsidiaries. Substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our ability to meet our debt obligations and pay dividends on our common stock is largely dependent upon the earnings of these subsidiaries and the distribution or other payment of such earnings to us. The subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on our debt or to make any funds available for such payment. In addition, our subsidiaries’ ability to make dividend payments or other distributions to us may be restricted by their obligations to holders of their outstanding securities and to creditors, the availability of earnings and the needs of their businesses. Moreover, Cleco Power, our largest subsidiary, is subject to regulation by the LPSC, which may impose limits on the amount of dividends that Cleco Power may pay us.

       You assume the risk that the market value of our common stock may decline.

       The stock market has experienced significant price and trading volume fluctuations, and the market prices of companies in our industry have been particularly volatile. It is impossible to predict whether the price of our common stock will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after any offering of common stock offered by this prospectus supplement and the accompanying prospectus, or the perception that such sales could occur, could affect the price of our common stock.

       Provisions of Louisiana law and of our amended and restated articles of incorporation and bylaws could restrict the acquisition of us, the acquisition of control or the removal of our incumbent officers and directors and could affect the market price of our common stock.

       Some provisions of Louisiana law and our amended and restated articles of incorporation and bylaws could make an acquisition of us by means of a tender offer, an acquisition of control of us by means of a proxy contest or otherwise or removal of our incumbent officers and directors more difficult. In addition, we have a classified board of directors, our articles of incorporation require a supermajority vote for the sale, lease or disposition of all or any or our assets and Louisiana law and our bylaws require board and supermajority shareholder approval of mergers, consolidations or share exchanges with an interested shareholder. These provisions could delay or prevent an acquisition of us that an investor might consider to be in his or her best interest, including attempts that might result in a premium over the market price for our common stock. Please read “Description of Capital Stock — Anti-Takeover Provisions” beginning on page 5 of the accompanying prospectus for a more detailed discussion of these provisions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

       This prospectus supplement and the accompanying prospectus, including the information we incorporate by reference, contains statements that are forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this prospectus supplement and the accompanying prospectus are forward-looking statements. Generally, you can identify our forward-looking statements by the words “anticipate,” “estimate,” “expect,” “objective,” “projection,” “forecast,” “goal” or other similar words.

       We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

       The following list identifies some of the factors that could cause actual results to differ materially from those expressed or implied by our forward-looking statements:

•	factors affecting utility operations, such as unusual weather conditions or other natural phenomena; catastrophic weather-related damage; unscheduled generation outages; unusual maintenance or repairs; unanticipated changes to fuel costs, cost of and reliance on natural gas as a component of our generation fuel mix and its impact on competition and franchises, fuel supply costs or availability constraints due to higher demand, shortages, transportation problems or other developments; environmental incidents; or power transmission system constraints,

•	completion of the pending sale of the Perryville electric generating station to Entergy Louisiana,

•	outcome of the PEP and PEH bankruptcy process,

•	resolution of damage claims asserted against Mirant Corporation, Mirant Americas Energy Marketing, LP, Mirant Americas, Inc. and certain other Mirant subsidiaries in their bankruptcy proceedings as a result of the rejection of the Perryville tolling agreement,

•	nonperformance by and creditworthiness of counterparties under tolling, power purchase and energy service agreements, or the restructuring of those agreements, including possible termination,

•	action by Calpine or its affiliates, including, without limitation, reduction of tolling agreement payments by CES to APP, unwinding of Calpine’s interest in APP, termination of the tolling agreements or litigation against Cleco, resulting from CES’ dispute under the tolling agreements,

•	increased competition in power markets, including effects of industry restructuring or deregulation, transmission system operation or administration, retail wheeling, wholesale competition, retail competition or cogeneration,

•	regulatory factors such as unanticipated changes in rate-setting policies, recovery of investments made under traditional regulation, the frequency and timing of rate increases, the results of periodic fuel audits, the results of requests for proposals and our integrated resource planning process, the formation of regional transmission organizations and the implementation of standard market design,

•	financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the SEC, the Public Company Accounting Oversight Board, the FERC, the LPSC or similar entities with regulatory or accounting oversight,

•	economic conditions, including inflation rates and monetary fluctuations,

•	credit ratings of Cleco Corporation, Cleco Power and Cleco Evangeline,

•	changing market conditions and a variety of other factors associated with physical energy, financial transactions and energy service activities, including, but not limited to, price, basis, credit, liquidity, volatility, capacity, transmission, interest rates and warranty risks,

•	acts of terrorism,

•	availability or cost of capital resulting from changes in our business or financial condition, interest rates, and securities ratings or market perceptions of the electric utility industry and energy-related industries,

•	employee work force factors, including work stoppages and changes in key executives,

•	legal and regulatory delays and other obstacles associated with mergers, acquisitions, capital projects, reorganizations or investments in joint ventures,

•	costs and other effects of legal and administrative proceedings, settlements, investigations, claims and other matters,

•	changes in federal, state, or local legislative requirements, such as changes in tax laws or rates, regulating policies or environmental laws and regulations, and

•	other factors we discuss in this prospectus supplement, the accompanying prospectus and our other filings with the SEC.

       We undertake no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.

USE OF PROCEEDS

       The proceeds to us from the sale of the shares of our common stock in this offering are expected to be approximately $31.2 million (approximately $35.7 million if the underwriter’s over-allotment option is exercised in full), after deducting the underwriter’s discounts but before deducting the expenses of this offering. We intend to apply the net proceeds to repay a portion of our 8 3/4% Senior Notes due June 1, 2005 at maturity. As of the date of this prospectus supplement, $100.0 million aggregate principal amount of the 8 3/4% Senior Notes is outstanding. Pending the use described above, we will invest the net proceeds from this offering in short-term investments.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

       Our common stock is listed and traded on the New York Stock Exchange under the symbol “CNL.” The following table provides, for the calendar quarters indicated, the high and low sales prices per share of our common stock on the New York Stock Exchange as reported on the New York Stock Exchange composite transactions reporting system and the dividends paid per share of our common stock.

			Dividends
	Price Range		Paid per
			Common
	High	Low	Share

2002
First Quarter	$23.91	$20.41	$0.220
Second Quarter	$24.90	$20.82	$0.225
Third Quarter	$22.30	$11.70	$0.225
Fourth Quarter	$15.87	$9.74	$0.225
2003
First Quarter	$16.12	$10.95	$0.225
Second Quarter	$18.30	$12.45	$0.225
Third Quarter	$17.84	$14.85	$0.225
Fourth Quarter	$18.36	$16.00	$0.225
2004
First Quarter	$19.75	$17.72	$0.225
Second Quarter	$19.18	$16.19	$0.225
Third Quarter	$18.26	$16.45	$0.225
Fourth Quarter (through November 9, 2004)	$19.04	$17.22	$—

       Subject to the rights of holders of our preferred stock, dividends may be declared by our board of directors and paid on our common stock from time to time out of legally available funds. Under specified circumstances, provisions in our amended and restated articles of incorporation relating to our preferred stock and provisions in our debt instruments restrict the amount of retained earnings available for the payment of dividends by us to holders of our common stock. The most restrictive covenant requires that our adjusted total indebtedness be less than or equal to 65% of adjusted total capitalization. As of September 30, 2004, approximately $177.1 million of retained earnings were not restricted.

       As of November 9, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $19.01 per share.

CAPITALIZATION

       The following table sets forth our cash and cash equivalents and capitalization on a consolidated basis, as of September 30, 2004, on an historical basis and as adjusted to reflect the issuance and sale of the common stock and the application of the net proceeds therefrom as described under “Use of Proceeds,” assuming that the underwriter does not exercise any portion of its over-allotment option. You should read this table in conjunction with our financial statements, related notes and other financial information we have incorporated by reference in this prospectus supplement and the accompanying prospectus.

	September 30, 2004

	(Unaudited)
	Actual	As Adjusted(1)(2)

	(In thousands)
Cash and cash equivalents	$102,450	$102,450

Short-term debt, affiliate	$20,231	$20,231

Long-term debt due within one year	$160,000	$128,758

Long-term debt:
Cleco Corporation	$100,000	$100,000
Cleco Power	350,590	350,590

Total long-term debt	$450,590	$450,590

Shareholders’ equity:
Preferred stock	$19,064	$19,064

Common stock, $1.00 par value per share; 100,000,000 shares authorized; 47,620,667 shares issued, actual; 49,370,667 shares issued, as adjusted	$47,621	$49,371
Premium on common stock	158,959	188,451
Retained earnings	305,110	305,110
Treasury stock, at cost, 34,597 shares	(598)	(598)
Accumulated other comprehensive loss and unearned compensation	(10,924)	(10,924)

Total common shareholders’ equity	$500,168	$531,410

Total shareholders’ equity	$519,232	$550,474

Total capitalization	$1,150,053	$1,150,053

(1)	If the underwriter’s over-allotment is exercised in full, long-term debt due within one year will be $124.3 million, the number of shares of common stock issued will be 49,620,667, common stock will be $49.6 million, premium on common stock will be $192.7 million, total common shareholders’ equity will be $535.9 million, total shareholders’ equity will be $554.9 million and total capitalization will remain unchanged.

(2)	Reflects the repayment of $31.2 million of our 8 3/4% Senior Notes due June 1, 2005 as of September 30, 2004. The repayment of these notes will be made at their maturity on June 30, 2005. As of the date of this prospectus supplement, $100.0 million aggregate principal amount of the 8 3/4% Senior Notes is outstanding.

UNDERWRITING

       Cleco and Goldman, Sachs & Co., the underwriter, have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, the underwriter has agreed to purchase 1,750,000 shares of our common stock.

       The underwriter is committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

       If the underwriter sells more than 1,750,000 shares, the underwriter has an option to buy up to an additional 250,000 shares from Cleco to cover such sales. It may exercise that option within 30 days of the date of this prospectus supplement.

       The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter by Cleco. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase 250,000 additional shares.

Paid by Cleco
	No	Full
	Exercise	Exercise

Per Share	$0.6475	$0.6475
Total	$1,133,125	$1,295,000

       Shares sold by the underwriter to the public will initially be offered at the initial price to the public set forth on the cover of this prospectus supplement. Any shares sold by the underwriter to securities dealers may be sold at a discount of up to $0.3885 per share from the initial price to the public. If all the shares are not sold at the initial price to the public, the underwriter may change the offering price and the other selling terms.

       Cleco and its executive officers and directors have agreed with the underwriter, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the underwriter. This agreement does not apply to any existing stock option plans, employee stock ownership plans or other employee plans of a similar nature or with respect to conversions or exchanges of any convertible or exchangeable securities that Cleco has outstanding on the date of this prospectus supplement. In addition, Cleco’s executive officers and directors, with the prior written consent of Cleco, may sell an aggregate of 100,000 shares of their common stock during the period from the date that is 45 days after the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement.

       In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares from Cleco in the offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase additional shares pursuant to the option granted to it. “Naked” short sales are any sales in excess of such option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to the completion of the offering.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Cleco’s stock and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

       Cleco estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $200,000.

       Cleco has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

       The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Cleco, for which it received or will receive customary fees and expenses.

WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the SEC’s website at http://www.sec.gov. In addition, you may inspect our reports at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

       The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus information we file with the SEC. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus supplement and the accompanying prospectus, unless we update or supersede that information by the information contained in this prospectus supplement or information that we file subsequently that is incorporated by reference into this prospectus supplement and the accompanying prospectus. We are incorporating by reference into this prospectus supplement and the accompanying prospectus the following documents that we have filed with the SEC, and our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding information deemed to be furnished and not filed with the SEC) until the offering of the common stock is completed:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 9, 2004 (File No. 1-15759), as amended by Amendment No. 1 thereto on Form 10-K/ A, filed with the SEC on March 30, 2004 (File No. 1-15759), and as further amended by Amendment No. 2 thereto on Form 10-K/ A, filed with the SEC on May 7, 2004 (File No. 1-15759),

•	our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, filed with the SEC on November 3, 2004 (File No. 1-15759),

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, filed with the SEC on August 4, 2004 (File No 1-15759),

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, filed with the SEC on May 5, 2004 (File No 1-15759), as amended by Amendment No. 1 thereto on Form 10-Q/ A, filed with the SEC on May 19, 2004 (File No. 1-15759),

•	our Proxy Statement and Notice of Annual Meeting of Shareholders on Schedule 14A filed with the SEC on March 17, 2004 (File No. 1-15759),

•	our Current Report on Form 8-K dated September 28, 2004, filed with the SEC on September 28, 2004 (File No. 1-15759),

•	our Current Report on Form 8-K dated September 1, 2004, filed with the SEC on September 2, 2004 (File No. 1-15759), as amended by Amendment No. 1 thereon on Form 8-K/ A, filed with the SEC on September 2, 2004 (File No. 1-15759), and as further amended by Amendment No. 2 thereto on Form 8-K/A, filed with the SEC on September 22, 2004 (File No. 1-15759),

•	our Current Report on Form 8-K dated July 6, 2004, filed with the SEC on July 6, 2004 (File No. 1-15759),

•	our Current Report on Form 8-K dated March 18, 2004, filed with the SEC on March 19, 2004 (File No. 1-15759),

•	our Current Report on Form 8-K dated January 28, 2004, filed with the SEC on January 28, 2004 (File No. 1-15759),

•	the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on March 22, 2000 (File No. 1-15759), as may be amended from time to time to update that description, and

•	the description of the rights associated with our common stock contained in our registration statement on Form 8-A, filed with the SEC on August 8, 2000 (File No. 1-15759), as may be amended from time to time to update the description.

LEGAL MATTERS

       The validity of the common stock offered by this prospectus supplement will be passed upon for us by R. O’Neal Chadwick, Jr., our Senior Vice President and General Counsel. At September 30, 2004, Mr. Chadwick beneficially owned 12,397 shares of our common stock (including shares held under employee benefit plans) and held options under our incentive compensation plans to purchase an additional 12,100 shares of our common stock. None of such shares or options were issued or granted in connection with the offering of the common stock offered by this prospectus supplement. Baker Botts L.L.P., Houston, Texas, will pass on other legal matters for us. Sidley Austin Brown & Wood LLP, New York, New York, will act as counsel for the underwriter.

EXPERTS

       The consolidated financial statements of Cleco Corporation incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K of Cleco Corporation for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

       The consolidated financial statements of Acadia Power Partners, LLC and subsidiary incorporated in this prospectus supplement and the accompanying prospectus by reference to the Current Report on Form 8-K of Cleco Corporation dated September 1, 2004 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to certain asserted claims related to dispute resolution under provisions of two tolling agreements, which claims could have significant adverse effect on the financial position and results of operations of Acadia Power Partners, LLC and subsidiary) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Prospectus

$150,000,000

CLECO CORPORATION

Common Stock

Preferred Stock

Cleco Corporation

2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
(318) 484-7400

We will provide the specific terms of the securities in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement.
The Offering

     We may offer from time to time
          • Common Stock
          • Preferred Stock

We will provide the specific terms of the offered securities in supplements to this prospectus. Our common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol “CNL.”

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 6, 2001.

          This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

About This Prospectus

          This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission using a “shelf” registration process. The registration statement also includes a prospectus under which Cleco Trust I and Cleco Trust II, two of our subsidiaries, may offer from time to time trust preferred securities guaranteed by us and we may offer our related junior subordinated debt securities, which securities may be convertible into our common stock. Under the shelf registration process, we may offer any combination of the securities described in these two prospectuses in one or more offerings with a total initial offering price of up to $150,000,000. This prospectus provides you with a description of the common and preferred stock we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and the prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

          References in this prospectus to the terms “we,” “us,” “Cleco” and other similar terms mean Cleco Corporation, unless we state otherwise or the context indicates otherwise.

About Cleco Corporation

          We are a diversified energy services company operating through two principal subsidiaries: Cleco Power LLC (formerly Cleco Utility Group Inc.) and Cleco Midstream Resources LLC.

•	Cleco Power, the successor to Cleco Utility Group, is an electric utility and contains our regulated generation, transmission and distribution assets. Cleco Power provides regulated electric utility services to approximately 246,000 customers in the State of Louisiana.

•	Cleco Midstream is the entity through which we operate our nonregulated electric generation, energy marketing, natural gas pipeline and oil and natural gas production businesses. Cleco Midstream owns our interest in Cleco Evangeline LLC, which owns a 750 megawatt generating station.

          In early 2001, we announced our decision to sell substantially all of the assets of our utility engineering and line construction services subsidiary, Utility Construction & Technology Solutions LLC.

          Subject to certain limited exceptions, we are exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935. Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226, and our telephone number at that location is (318) 484-7400.

Cautionary Statement Regarding Forward-Looking Information

          This prospectus, including the information we incorporate by reference, contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify our forward-looking statements by the words “anticipate,” “estimate,” “expect,” “objective,” “projection,” “forecast,” “goal” or other similar words.

          We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

          The following list identifies some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements:

•	state and federal legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric and natural gas industry,

•	industrial, commercial and residential growth in Cleco Power LLC’s service territory,

•	the weather and other natural phenomena,

•	the timing and extent of changes in commodity prices and interest rates,

•	changes in environmental and other laws and regulations to which we are subject or other external factors over which we have no control,

•	the results of financing efforts,

•	the operating performance of our generation facilities, and

•	other factors we discuss in this prospectus and our other filings with the SEC.

Use of Proceeds

          Unless we inform you otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of securities offered by this prospectus for general corporate purposes. These purposes may include, but are not limited to:

•	working capital,

•	capital expenditures,

•	equity investments in existing and future projects,

•	acquisitions, and

•	the repayment or refinancing of our indebtedness, including inter-company indebtedness.

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Year Ended December 31,

	1996	1997	1998	1999	2000

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	3.36x	3.42x	3.42x	3.05x	2.56x

Description of Capital Stock

          We have summarized selected aspects of our capital stock below. The summary is not complete. For a complete description, you should refer to our amended and restated articles of incorporation, bylaws and the Rights Agreement, dated as of July 28, 2000, between us and Equiserve Trust Company, as rights agent, all of which are exhibits to the registration statement of which this prospectus is part.

          Our authorized capital stock consists of:

•	50,000,000 shares of common stock, par value $2 per share

•	1,491,900 shares of preferred stock, par value $100 per share, which we refer to as the “$100 preferred stock”

•	3,000,000 shares of preferred stock, par value $25 per share, which we refer to as the “$25 preferred stock”

          As of December 31, 2000, 22,495,334 shares of our common stock were outstanding, 280,897 shares of our $100 preferred stock were outstanding and no shares of our $25 preferred stock were outstanding. Our board of directors has reserved for issuance pursuant to our shareholder rights plan a total of 500,000 shares of $25 preferred stock, designated as Series A Participating Preferred Stock. Holders of common stock may purchase shares of our Series A Participating Preferred Stock if the rights associated with their common stock are exercisable and the holders exercise the rights. Please read the “— Shareholder Rights Plan” section below and “Information We Incorporate by Reference.”

Common Stock

          Each share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, except in the election of directors, in which case holders of common stock have cumulative voting rights. Cumulative voting gives each shareholder the right to multiply the number of votes to which he or she is entitled by the number of directors to be elected and to cast all of those votes for one candidate or distribute them among any two or more candidates. Subject to preferences that may be applicable to any outstanding preferred stock and to restrictive covenants in certain debt instruments of ours, the holders of common stock are entitled to dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of common stock will be entitled to a pro rata share in any distribution to shareholders, but only after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock.

          The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All issued and outstanding shares of common stock are fully paid and nonassessable, and any shares of common stock we offer under this prospectus will be fully paid and nonassessable.

          The common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange and trades under the symbol “CNL.”

Preferred Stock

          We have summarized below selected aspects of our $25 preferred stock and $100 preferred stock, which we collectively refer to as the “preferred stock.” This summary is not complete. We will file the form of the amendment to our articles of incorporation providing for the establishment of a series of preferred stock with the SEC before we issue any shares of that series of preferred stock, and you should read the form of amendment for provisions that may be important to you.

          Our board of directors can, without action by the shareholders, issue one or more series of the preferred stock. The power of the board of directors to issue preferred stock is subject to specified restrictions that are based on the net earnings of Cleco. The board can determine for each series the number of shares, designation, dividend rates and other rights, preferences and limitations. In some cases, the issuance of preferred stock could delay or discourage a change in control of us.

          Each share of $100 preferred stock entitles the holder to one vote on all matters submitted to a vote of the shareholders, and each share of $25 preferred stock entitles the holder to one-fourth vote. All shares of preferred stock will rank equally with each other, and no class of stock ranking senior to the preferred stock can be created unless authorized by a vote of holders of two-thirds of the outstanding preferred stock, voting as a class. Cumulative voting rights do not apply to the preferred stock, but holders of preferred stock are entitled to special voting rights with respect to election of directors if we fail to make payments on the preferred stock in specified cases. By action of our board of directors, we may redeem all or any part of any series of outstanding preferred stock. Dividends on the preferred stock will be cumulative.

          The prospectus supplement relating to any series of preferred stock we are offering will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the series of preferred stock

•	the maximum number of shares of the series

•	the dividend rate or the method of calculating the dividend and the date from which dividends will accrue

•	any liquidation preference

•	any redemption provisions

•	any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock

•	any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity

•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the preferred stock

          Any shares of preferred stock we issue will be fully paid and nonassessable.

Anti-Takeover Provisions

          Some provisions of Louisiana law and our amended and restated articles of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer

•	acquisition of control of us by means of a proxy contest or otherwise

•	removal of our incumbent officers and directors

          These provisions, as well as our shareholder rights plan and our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms. These provisions could delay or prevent an acquisition of us that a shareholder might consider to be in his or her best interest, including attempts that might result in a premium over the market price for our common stock.

Classified Board of Directors

          Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with only one class being elected each year by our shareholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for shareholders to replace a majority of the directors. Subject to special provisions for cumulative voting, holders of 80% of the shares of common stock entitled to vote in the election of directors may remove a director for cause, but shareholders may not remove any director without cause.

Shareholder Meetings

          Our articles of incorporation and bylaws provide that special meetings of shareholders may be called by the chief executive officer or president, a majority of the board of directors, a majority of the executive committee of the board of directors or by shareholders holding 51% of our total voting power. In some cases, shareholders holding specified amounts of preferred stock may also call a special meeting. A majority of the outstanding shares of common stock entitled to vote is a quorum for a shareholder meeting. In general, a majority of votes cast decides a matter brought before a meeting.

Shareholder Proposals and Nominations of Directors

          Shareholders can submit proposals and nominate candidates for our board of directors if the shareholders follow advance notice procedures described in our bylaws.

          To make a proposal or nominate a candidate for our board of directors, a shareholder must submit a timely notice to our secretary. Generally, a shareholder’s proposal must be received at least 120 days prior to the meeting for which the proposal is made. If we give less than 135 days’ notice or prior public disclosure of the meeting, we must receive the proposal no later than 15 days after the day we give notice or make public the date of the meeting. A shareholder’s director nomination must be received at least 180 days before the meeting at which the person is proposed to be nominated. Shareholder proposals or nominations must give specified information about the shareholder and the proposal being made or the director being nominated, as the case may be.

          Shareholder proposals and director nominations that are late or that do not include the required information may be rejected. This could prevent shareholders from bringing certain matters before a meeting, including making nominations for directors.

Supermajority Vote for Certain Transactions

          Our articles of incorporation provide that we may sell, lease or otherwise dispose of all or any of our assets upon the affirmative vote of two-thirds of all directors. But if such a transaction involves the receipt of shares or securities of another corporation, we may engage in the transaction only upon receiving the affirmative vote of two-thirds of all directors and holders of a majority of our outstanding capital stock.

          Additionally, unless we redeem all outstanding shares of preferred stock, we may not take any of the following actions without the consent of holders of two-thirds of any outstanding preferred stock:

•	voluntarily liquidate, dissolve or wind up

•	sell or transfer substantially all of our assets

•	consolidate or merge with another company or entity

Interested Shareholder Transactions

          Louisiana law and our bylaws require that mergers, consolidations or share exchanges with a shareholder owning 10% or more of our voting power be recommended by the board and approved by:

•	80% of the votes entitled to be cast by outstanding shares of voting stock and

•	two-thirds of votes entitled to be cast by voting stock other than the interested shareholder

          Our bylaws provide that a quorum for purposes of voting on such a transaction consists of 80% of the votes entitled to be cast, unless 80% of the “continuing directors,” as defined in our bylaws, approves the transaction prior to submission of the matter to a shareholder vote.

          Transactions that do not alter the contract rights of our stock or convert our shares and satisfy certain consideration and procedural requirements are exempt from these requirements.

Limitation of Liability of Officers and Directors

          Section 24 of the Louisiana Business Corporation Law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their shareholders for monetary damages for breach of officers’ and directors’ fiduciary duties, except for:

•	any breach of the officer’s or director’s duty of loyalty to us or our shareholders

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 92D of the Louisiana Business Corporation Law or

•	any transaction from which the officer or director derived an improper personal benefit

          Our articles of incorporation limit the liability of our officers and directors to us and our shareholders to the fullest extent permitted by Louisiana law. The inclusion of these provision in our articles of incorporation may reduce the likelihood of derivative litigation against our officers and directors, and may discourage or deter shareholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefited us and our shareholders. Our bylaws provide indemnification to our officers and directors and certain other persons.

Other Provisions

          Except for specified cases in which our board of directors may amend our articles of incorporation, amendment of our articles of incorporation requires the affirmative vote, at a meeting, of holders of the majority of our outstanding capital stock. Additionally, our bylaws provide that amendments to our articles of incorporation that affect any of the following items will not be effective until at least one year after the adoption of the amendment by the shareholders:

•	quorum requirements for our shareholder meetings

•	procedures and votes required for amending our articles of incorporation or bylaws

•	votes required for approving mergers and other business combinations

•	number, classification, powers and qualifications of our directors

•	procedures relating to our directors, including appointment and removal

•	procedures relating to our shareholder meetings

          Our bylaws may be amended by the affirmative vote of a majority of the board of directors, subject to the power of the shareholders to amend the bylaws upon the affirmative vote of 80% of all shares of our stock entitled to vote.

          Shareholder proposals to amend our articles of incorporation or bylaws must be received by the secretary at least 180 days before the meeting at which the proposal is to be considered and must contain specified information. These proposals may be rejected if not made in time or if they fail to include the required information.

Transfer Agent and Registrar

          EquiServe First Chicago Trust Division, Jersey City, New Jersey, is our transfer agent and registrar.

Shareholder Rights Plan

          We have a shareholder rights plan under which one preferred stock purchase right is attached to each outstanding share of our common stock. The rights become exercisable under specified circumstances, including any person or group (an “acquiring person”) becoming the beneficial owner of 15% or more or our outstanding common stock, subject to specified exceptions. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Participating Preferred Stock, par value $25 per share, at an exercise price of $125, subject to adjustment under specified circumstances. If events specified in the shareholder rights plan occur, each holder of rights other than the acquiring person can exercise his or her rights. When a holder exercises a right, the holder will be entitled to receive common stock valued at twice the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of common stock. We may redeem the rights for $0.01 per right at any time prior to the tenth day after a person or group becomes an acquiring person. The shareholder rights plan and the rights expire in July 2010.

Plan of Distribution

          We may sell the securities described in this prospectus in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers, including our affiliates, (c) through agents or (d) through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering

•	the names of any underwriters or agents

•	the name or names of any managing underwriter or underwriters

•	the purchase price of the securities from us

•	the net proceeds to us from the sale of the securities

•	any delayed delivery arrangements

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation

•	any initial public offering price

•	any discounts or concessions allowed or reallowed or paid to dealers

•	any commissions paid to agents

Sale Through Underwriters or Dealers

          If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

          During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

          If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

          We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

          We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

          If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

          We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

Legal Matters

          The validity of the securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Phelps Dunbar, L.L.P., New Orleans, Louisiana, will pass on all matters of Louisiana law in this connection. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

Experts

          The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said Firm as experts in auditing and accounting.

Where You Can Find More Information

          We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California 94104.

          This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its web site.

          You may also obtain a copy of our filings with the SEC, at no cost, by writing or telephoning us at the following address:

Cleco Corporation

2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
Attention: Corporate Secretary
Telephone: (318) 484-7400

Information We Incorporate by Reference

          We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and the information that we file later with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities:

•	our annual report on Form 10-K for the year ended December 31, 1999

•	our quarterly reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2000

•	our current report on Form 8-K/ A dated July 1, 1999 and filed with the SEC on March 1, 2000

•	our current report on Form 8-K dated May 18, 2000 and filed with the SEC on May 24, 2000

•	our current report on Form 8-K dated and filed with the SEC on July 28, 2000

•	our current report on Form 8-K dated and filed with the SEC on March 6, 2001

•	the description of our common stock contained in Post-Effective Amendment No. 1 to our registration statement on Form S-4, filed with the SEC on June 30, 1999, as may be amended from time to time to update that description

•	the description of the rights associated with our common stock contained in our registration statement on Form 8-A, filed with the SEC on August 8, 2000, as may be amended from time to time to update the description

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

Prospectus Supplement

1,750,000 Shares

Cleco Corporation

Common Stock

Goldman, Sachs & Co.